

06015903

RECEIVED

2006 AUG -9 P 4:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04518

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	9 August 2006	Pages (inc):	3
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

PROCESSED

AUG 14 2006

THOMSON FINANCIAL

Secretariat

***Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD*
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 August 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc - the interest of Barclays plc in the share capital of Centrica plc had fallen below 3%

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica plc
8 August 2006

Centrica plc today received notice that the interest of Barclays plc in the share capital of Centrica plc had fallen below 3% of the issued capital and therefore ceased to be notifiable under Section 198 of the Companies Act 1985

Name of contact and telephone number for enquiries.

Robin Healy
01753 494017

centrica

fax

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	9 August 2006	Pages (inc):	3
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 August 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc restarts South Morecambe gas field ahead of schedule

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

9 August 2006

Centrica restarts South Morecambe gas field ahead of schedule

Centrica plc today confirmed it has restarted its South Morecambe gas field ahead of schedule, following an extended summer maintenance period announced on May 12.

The outage has enabled Centrica to perform remedial work on its four cooler units, alongside its normal summer maintenance. This work has been completed to maintain the safety and integrity of the field as it moves into the main winter production season.

Note to editors:

1/ Centrica announced on May 12 that its South Morecambe field would close for extended annual maintenance, allowing it to complete remedial work on its cooler units. The units are of a similar design to those involved in the fire on the Rough platform in February 2006.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900